ODYSSEY MARINE EXPLORATION, INC.
                             5215 West Laurel Street
                             Tampa, Florida  33607
                               (813) 876-1776




                               September 21, 2005



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

    Re:  Registration Statement on Form S-3
         SEC File No. 333-123650

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, as President of Odyssey Marine Exploration, Inc. (the "Company"), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 12:00 p.m., Eastern Time, on Friday, September 23, 2005, or as soon thereafter as is practicable.

      In connection with this request, the Company acknowledges that:

      * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy or the accuracy of the disclosure in the filing; and

     * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                     Very truly yours,

                                     ODYSSEY MARINE EXPLORATION, INC.



                                     By: /s/ John C. Morris
                                         John C. Morris, President